SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, May 9, 2013 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL) (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and low-fare airline in Latin America announces a key milestone in its partnership with Delta Air Lines: the implementation of GOL codeshare on Delta’s flights from Brasilia to Atlanta. GOL will now sell Delta’s international tickets through its sales channels – website (www.voegol.com), Voe GOL stores, call centers and travel agencies. Over the next months other markets will be included in the codeshare including all Delta flights between Brazil and the United States, as well as key connecting markets operated by the U.S. company.

“These are exciting times for GOL and Delta. This announcement is proof point of collaboration between two partnerships with a dynamic relation combined with our mutual desire to provide our customers with a seamless and efficient service,” said Nicolas Ferri, vice president for Delta’s Latin America and Caribbean division.

The companies together offer approximately 380 destinations in more than 62 countries. “The codeshare expansion will give our clients, users of all our sales platforms, more flight options with all the convenience that this alliance already offers,” said Eduardo Bernardes, GOL’s Commercial Officer. “This initiative only reinforces GOL’s commitment to always offer its clients more benefits and convenience.”

The codeshare agreement implementation also provides large corporate clients with a single contract and a dedicated executive to facilitate negotiations in all destinations operated by the airlines. Furthermore, the companies will share commercial and promotional activities. The first of these activities will be a joint advertising campaign to be launched by mid-June.

“The Codeshare implementation which has now started and will be done in six phases from May to August,” said Paulo Miranda, Alliances and Strategy manager for Delta Air Lines. “Besides the route from Brasilia to Atlanta, soon we will be integrating all flights operated by Delta between Brazil and the United States to Atlanta and flights to the John F. Kennedy International Airport (JFK) and to Detroit and as part of the codeshare agreement”, he emphasizes.

The route from Brasilia to Atlanta is already available to be acquired at Gol channels and the first flight will take place on May 20. The second phase will include flights from Goiania, Belo Horizonte, Curitiba and Porto Alegre all via Brasilia to Atlanta. This action allows baggage to be labeled and dispatched to final destination.

In addition, SMILES and SkyMiles clients may cumulate and redeem mileage. Diamond-category clients of GOL relationship program have check-in and boarding priority in Delta flights, besides having access to Delta Sky Clubs, in Atlanta, New York (JFK) and Detroit. Likewise, Diamond, Platinum and Gold Elite Delta members may enjoy the same benefits of Diamond clients in GOL flights, besides having access to VIP rooms at the airports of São Paulo (International Airport of Guarulhos) and Rio de Janeiro (International Airport of Galeão).

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ABOUT DELTA AIR LINES

Delta is working to become the best U.S. carrier in Latin America and the Caribbean and was just recognized with the Best Airline to North America award by Prêmio Destaque Companhia de Viagem, by Grupo Companhia. As part of that goal Delta has established a long-term exclusive alliance with GOL Linhas Aéreas Inteligentes investing more than $100 million in the Company. Likewise, Delta has invested more than US$65 million in Aeroméxico as part of a long-term exclusive commercial alliance and entered a code sharing agreement with Aerolíneas Argentinas solidifying its footprint in Latin America. Executive Travel magazine recognized Delta with the Gold Leading Edge Award for the Best Flight Experience to Mexico. Delta provides service to 32 countries and 49 destinations in the region offering more than 1,000 weekly flights between Latin America and the USA.

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 970 daily flights to 65 destinations in 10 countries in South America, Caribbean and the United States under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2013

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.